Restoration Robotics, Inc.

128 Baytech Drive

San Jose, CA 95134

October 6, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Branch Chief Heather Percival, Reviewing Attorney Lynn Dicker, Senior Accountant David Burton, Reviewing Accountant

Re:	Restoration Robotics, Inc. Registration Statement on Form S-1 (Registration No. 333-220303)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-220303) (the “Registration Statement”) of Restoration Robotics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 11, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

Thank you for your assistance in this matter.

Very truly yours,

RESTORATION ROBOTICS, INC.

By:	/s/ Ryan Rhodes
Ryan Rhodes President and Chief Executive Officer

CC:	Charlotte Holland, Restoration Robotics, Inc.
Dave Cordeiro, Restoration Robotics, Inc.
Brian J. Cuneo, Latham & Watkins LLP
Shayne Kennedy, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP
John D. Hogoboom, Lowenstein Sandler LLP